One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 15, 2017

Via EMAIL AND UPS Next-Day Air Delivery

<GARRISONC@sec.gov>

Mr. Coy Garrison

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc. Draft Registration Statement on Form S-11 Submitted August 11, 2017 CIK No. 0001711929

This letter sets forth the confidential response of our client, Starwood Real Estate Income Trust, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 8, 2017, which provided comments to the Company’s draft registration statement on Form S-11 (the “DRS”) that was confidentially submitted to the SEC on August 11, 2017. The Company has prepared and confidentially submitted herewith Amendment No. 1 to the DRS (“Amendment No. 1”) in response to the comments from the Staff. Capitalized terms not otherwise defined herein have the meaning assigned to such terms in Amendment No. 1. We have included your comments below, followed by the Company’s responses.

General

1.     Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company notes that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Company supplementally will provide copies thereof to the SEC.

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Mr. Coy Garrison

September 15, 2017

2.     Comment: Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5. Please also confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response: The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the SEC prior to use for the duration of the registered offering.

3.     Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your plan is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company believes the Company’s share repurchase program (the “Repurchase Plan”) is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. In particular, the Company is relying on the no action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016) which was based on the following factors, each of which is consistent with the Repurchase Plan:

•

All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the most recently determined net asset value (“NAV”) per share for each class will always be available on the Company’s website and toll-free information line;

•

The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the offering and prospectus supplements disclosing the transaction price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial;

•

The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the SEC with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares

Mr. Coy Garrison

September 15, 2017

and also provide each month the transaction price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of shares;

•

Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month;

•

Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter;

•

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis;

•

Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month;

•

Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website;

•

There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops;

•

The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by its board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market; and

•	The Repurchase Plan is open to all stockholders.

4.     Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Mr. Coy Garrison

September 15, 2017

Response: The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Company’s share repurchase program and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

5.     Comment: We note your disclosure on your prospectus cover page that purchase orders received from your sponsor, its affiliates and your directors and officers will count towards meeting the minimum offering requirement. Please revise to disclose the maximum amount of such possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response: The Company has revised the disclosure on the cover page of the prospectus which forms a part of Amendment No. 1 (the “Prospectus”) as requested.

6.	Comment: Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response: The Company supplementally has provided a template of this disclosure herewith.

7.	Comment: Please provide the disclosure required by Item 505 of Regulation S-K.

Response: The Company has revised pages 13, 14 and 223 of the Prospectus as requested.

8.     Comment: We note your disclosure on page 3 that “[d]uring the five years ended December 31 2016, three real estate investment programs managed by Starwood Capital completed their operations, delivering an annualized return on investment of 14%, 21% and 8%, respectively.” We also note your disclosure on page A-7 that the prior programs to which these returns on investment relate do not have investment objectives similar to yours. Please remove the return information relating to these prior programs from the prospectus summary section.

Response: The Company has revised page 3 of the Prospectus as requested.

9.     Comment: Please disclose the limit, if any, of the percentage of your assets that may be invested in real estate-related debt.

Response: The Company confirms that it has not set a limit on the percentage of its assets that may be invested in real estate-related debt. As disclosed on page 100 of the Prospectus, following the Company’s ramp-up period, it intends to invest “[a]t least 80% of its assets in properties and real estate-related-debt and up to 20% of its assets in real estate-related securities.” The Company has determined not to set rigid allocation boundaries as the composition of the Company’s portfolio will depend largely on market conditions that cannot be predicted at the outset. Such determination also reflects the Company’s intent to operate as a perpetual-life REIT which will make investment allocation decisions during a variety of real estate cycles during which the favorability of investments in either debt or equity will likely fluctuate.

Mr. Coy Garrison

September 15, 2017

10.    Comment: We note your disclosure on page 118 that in the event the Advisory Agreement is terminated, your Advisor will be entitled to receive its prorated management fee through the date of termination. Please also disclose here the fact that in the event the Advisory Agreement is terminated, the Special Limited Partner will receive a distribution of any accrued performance participation with respect to all Operating Partnership units as of the date of such termination.

Response: The Company has revised the disclosure on page 121 of the Prospectus as requested.

11.    Comment: We note your disclosure that the management fee and performance participation interest may be paid, at your Advisor’s or Special Limited Partner’s election, in cash, Class I shares or Class I units, as applicable, and that you may repurchase such shares or units at a later date. Please disclose the price at which you will repurchase such shares or units to the extent you elect to repurchase such shares or units with cash.

Response: The Company has revised the disclosure throughout the prospectus to reflect that the Company will repurchase such Class I shares and Class I units, as applicable, at a price equal to the NAV per Class I share as of the date of repurchase.

12.    Comment: Please expand your disclosure to provide insight into the size of the Other Starwood Account that holds four shopping malls in the United States, the European Hotel Account, and the Select Opportunistic Starwood Accounts. Please also clarify whether these accounts are included in the thirteen prior programs discussed in your Prior Performance disclosure.

Response: The Company has revised the disclosure throughout the Prospectus included in Amendment No. 1 regarding the above-referenced programs to disclose the amount of assets under management by each such program. The Company confirms that the 13 prior programs discussed on page 159 of the Prospectus include the Select Opportunistic Starwood Accounts but do not include the European Hotel Account, which has not yet begun to make investments, or the Other Starwood Account referenced above, for which Starwood Capital did not have investment discretion in the acquisition of assets.

13.    Comment: Please note that aggregate figures should be presented separately for public and nonpublic programs. Please revise your disclosure accordingly or tell us why you believe it is not material. Refer to Item 8.A.1 of Industry Guide 5.

Response: The Company has revised the disclosure on page 160 of the Prospectus to include the requested disclosure.

14.    Comment: We note your disclosure on page 154 that the information presented in this section excludes TRI Pointe Group, Inc., Starwood Waypoint Homes and separately managed accounts, co-investment accounts and other vehicles for which Starwood Capital does not have investment acquisition discretion unless otherwise noted. Please provide us your analysis of how you determined that these entities and accounts are not programs under Industry Guide 5.

Response: The Company does not believe it is appropriate or material to disclose the performance of vehicles where Starwood Capital does not have investment acquisition discretion and that

Mr. Coy Garrison

September 15, 2017

presenting prior performance information for those vehicles would be potentially misleading and in contravention of the requirements of Industry Guide 5. Investors in an externally managed, blind-pool offering, like the Company, will be dependent on the investment acquisition expertise of the external manager in order to meet the targeted investment objectives. As a result, the company believes that the relevant performance that is material to investors in the Company, and therefore required to be discussed under Industry Guide 5, is the set of programs for which Starwood Capital has investment acquisition discretion.

15.    Comment: Please revise to include the percentage of aggregate investments made by the prior programs and their related co-investment entities in real property (based on purchase prices) of new, used or construction properties, as applicable, or tell us why such disclosure is not necessary. Refer to Item 8.A.1 of Industry Guide 5.

Response: The Company has revised the disclosure on page 160 of the Prospectus to include the requested disclosure.

16.    Comment: We note from page 157 that the only prior program that closed in the last three years appears to be SOF X and the only prior programs that closed in the last five years appear to be Starwood European Real Estate Finance Limited, SOF IX and SOF X. Please tell us how you determined that it is appropriate to include Starwood Property Trust and Starwood European Real Estate Finance Limited in Table I. Please also tell us how you determined that it is appropriate to include Starwood Property Trust in Table III. Refer to Appendix II to Industry Guide 5.

Response: The Company has included information regarding Starwood Property Trust and Starwood European Real Estate Finance Limited in Table I and Table III, appearing on pages A-2 and A-3 of the Prospectus, respectively, because each program is a perpetual-life entity that has frequently raised and invested capital in the past and will likely continue to do so in the future. The Company submits that it is appropriate to include information about such perpetual-life entities in Table I and Table III, respectively, as it provides meaningful information regarding the ability of the Company’s sponsor to raise and invest funds and to operate a portfolio. Given the Company’s intent to operate as a perpetual-life entity and continually raise capital, performance information regarding Starwood Property Trust and Starwood European Real Estate Finance Limited is particularly relevant and material to potential investors. In addition, the Company notes that it is common industry practice among non-listed real estate investment trusts to include disclosure regarding the prior performance of such perpetual-life entities.

17.    Comment: We note that you consider Starwood Property Trust, Inc. to have a similar investment objective to yours. We also note that according to Starwood Property Trust, Inc.’s Form 10-K for the fiscal year ended December 31, 2016, that company sold an operating property in March 2015 that it had previously acquired from a CMBS trust. Please tell us why you have not presented Table V information for the sale of this property.

Response: The Company has included the requested Table V information on page A-8 of the Prospectus.

18.    Comment: We note that you have presented average leverage over the duration of each prior program presented. We also note that Disclosure Guidance Topic No. 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts, suggests that median annual leverage should be presented in Table IV. Please revise your disclosure to present median annual leverage for each prior program presented or tell us why presenting average leverage over the duration of each prior program is appropriate.

Mr. Coy Garrison

September 15, 2017

Response: The Company has revised Table IV, which appears on page A-7 of the Prospectus, as requested.

19.    Comment: We note your disclosure that Starwood Capital or one of its affiliates will invest an additional $4.8 million in Class I shares prior to the end of the escrow period. Please state the purchase price per share of such Class I shares to be purchased.

Response: The Company has revised the disclosure on pages 153 and II-1 of the Prospectus disclose that the Class I shares to be purchased by Starwood Capital or one of its affiliates will be purchased at a price equal to $20.00 per share.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:      Jason Goode, Alston & Bird LLP